BioFuel Energy Corp.
Registration Statement on Form S-1
File No. 333-197446

Preliminary Proxy Statement on Schedule 14A

File No. 001-33530

September 10, 2014

Dear Ms. Long:

BioFuel Energy Corp. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Registration Statement Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-197446) (the “Registration Statement”) and Amendment No. 2 (“Proxy Statement Amendment No. 2”) to its Preliminary Proxy Statement on Schedule 14A (File No. 0001-33530) (the “Preliminary Proxy Statement”). This letter, together with Registration Statement Amendment No. 2 and Proxy Statement Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated September 4, 2014 (the “Comment Letter”), relating to the Registration Statement and the Preliminary Proxy Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Registration Statement Amendment No. 2 and/or Proxy Statement Amendment No. 2, as applicable, of the requested disclosure or revised disclosure. Where requested, supplemental information is provided.

Five clean copies of Registration Statement Amendment No. 2 and Proxy Statement Amendment No. 2, and five copies of each of the same that are marked to show changes from the Registration Statement Amendment No. 1 (filed on August 21, 2014) and Preliminary Proxy Statement Amendment No. 1 (filed on August 21, 2014), are enclosed for your convenience with five copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Registration Statement Amendment No. 2 or Proxy Statement Amendment No. 2, as applicable.

Amendment No. 1 to Form S-1 filed on August 21, 2014

Unaudited Pro Forma Combined Financial Information, page 40

Notes, page 44

2. Pro Forma Adjustment, page 44

1.	We note your response to comment nine where you conclude that it is more likely than not that the deferred tax asset will be realized in the future because 1) there is no limitation on the amount of operating losses that can be utilized in any given year under Section 382 of the Code, 2) the net operating losses do not begin to expire until 2029 and 3) management expectation, based on 2013 and year-to-date 2014 taxable income results, is that JBGL should generate sufficient taxable income. Given that your assumptions appear to be based on management’s expectations, we continue to believe that your adjustment is not factually supportable. Please revise your disclosure accordingly. You may consider including this information in a footnote to the pro forma financial information.

The Company has revised its disclosure to remove the deferred tax asset line item from the Pro Forma Combined Balance Sheet. The Company has included information relating to the deferred tax asset in the new footnote number three to the pro forma financial information on page 46.

JBGL Management’s Discussion and Analysis of Financial Condition…, page 53

Liquidity and Capital Resources Overview, page 67

Cash Flows, page 69

2.	We note your response to comment 13 and request that you please expand your disclosure to also discuss the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts receivables, inventory, earnest money deposits, accounts payable, accrued expenses and customer and builder deposits. Your current disclosure only lists the increase or decrease in working capital components but does not provide any insight into the reasons for the changes in working capital components. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

JBGL has revised the disclosure on pages 69-70 to discuss the underlying reasons for changes that impacted cash flows for all periods presented. JBGL has only addressed the underlying reasons for changes that had a meaningful impact on cash flows.

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Significant Accounting Policies, page 71

Impairment of Real Estate Inventories, page 72

3.	We note your response to comment 15 where you indicate that if the undiscounted cash flows are less than the assets carrying value, the asset is deemed impaired and will be written down to fair value. Please revise your disclosures to provide sufficient information to enable a reader to understand what method you apply in estimating the fair value of your inventory. If you apply more than one method in estimating the fair value of your inventory, please tell us how the results of your multiple methods are weighted to determine the applicable fair value. If applicable, please also discuss the significant estimates and assumptions you used to determine fair values, including but not limited to projected home sales price, absorption rates, timing and amounts of estimated future cash flows, and discount rates. Please discuss how sensitive your fair value estimates are to each significant assumption and address whether certain estimates and assumptions are more subjective than others.

JBGL has revised the disclosure on pages 73-74 to describe the method it applies to estimate the fair value of its inventory and to discuss the significant estimates and assumptions it uses to determine fair value. We note that JBGL utilizes a discounted cash flow model to determine fair value, and as a result a discussion regarding multiple methods and weightings of each method is not applicable to JBGL and has not been included in the revised disclosure. With respect to the assumptions used by JBGL in estimating fair value, as each community in which JBGL invests is unique, assumptions made by JBGL during an impairment analysis will vary and many of them are interdependent. As a result, in lieu of quantifying sensitivities, which is not practicable, JBGL has described the interdependencies of its various assumptions.

Financial Statements

1. Organization and Summary of Significant Accounting Policies, page F-47

Earnest Money Deposits, page F-48

4.	We note your response to comment 24 and request that you please provide the following:

•	Please revise your disclosures to include your accounting policy for evaluating your land option agreements. Please enhance your disclosures to include your methodology for determining whether you are the primary beneficiary including the significant judgments and assumptions you made. Please also consider the disclosure requirements of ASC 810-10-50-4 through 50-5;

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JBGL has revised its financial statements as of December 31, 2013 and 2012 to incorporate its accounting policy for land option agreements and the revised disclosure includes a description of the methodology that JBGL utilizes for determining whether or not it is the primary beneficiary. Please see pages F-48-49 and F-66-67. With respect to the disclosure requirements of ASC 810-10-50-4 through 50-5, JBGL respectfully advises the Staff that JBGL does not hold a significant variable interest in any VIE and, therefore, the disclosure requirements are not applicable.

•	Please tell us what consideration you gave to including your accounting for your land option agreements as a critical accounting policy within MD&A; and

JBGL has revised its critical accounting disclosure section on page 74 to describe the accounting for land option agreements. As JBGL has included its accounting policy over land option agreements within its critical accounting policy section, JBGL has also revised its financial statements as of June 30, 2014 and included this revised disclosure on page F-48-49 and F-66-67.

•	You disclose that your option agreements in place at December 31, 2013 and 2012 provide for potential land purchase payments in each year through 2017. Please revise your disclosure to show the potential land purchase payments for each year through 2017.

JBGL has added a table to Note #7 of the December 31, 2013 and 2012 financial statements on page F-55 to disclose what the potential land purchase payments are, as of December 31, 2013, for each year through 2017.

Segment Information, page F-52

5.	We note your response to comment 25 where you indicate that your Texas and Georgia operating segments have similar economic characteristics. You also indicate that JBGL’s Texas and Georgia operating segments have experienced nearly identical margins from 2012 through June 30, 2014 and JBGL management expects similar conditions to continue going forward. Please provide the following:

•	A comprehensive qualitative analysis of how you determined that your two operating segments should be aggregated into one reportable segment pursuant to ASC 280-10-50-11; and

JBGL commenced operations in 2009 when it formed JBGL Capital; JBGL Capital is JBGL’s land development segment. In 2010, to capitalize on an opportunity based upon the prevailing market conditions at that time, a second company, JBGL Builder Finance (“Builder Finance”), was formed to finance builders in the construction of homes. Builder Finance was formed under a separate legal structure and obtained capital commitments that were separate and distinct from JBGL Capital. Builder Finance eventually evolved into the builder operations segment as it subsequently acquired builders directly. As JBGL, including its chief operating decision maker, has historically operated and evaluated its performance as two separate and distinct lines of business (distinct management (i.e. segment managers), metrics, reporting, etc.) it chose to disclose two reportable segments.

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Builder Finance has two separate and distinct markets in which it operates: the Atlanta area (“Georgia”) and the Dallas Fort-Worth (“DFW”) area (“Texas”). Within Builder Finance, performance is assessed separately for each. In addition, pursuant to ASC 280-10-50-12, Georgia and Texas each meet the quantitative thresholds for separate reporting and are disclosed separately. However, pursuant to ASC 280-10-50-11, two or more operating segments may be aggregated into a single reportable segment if aggregation is consistent with the objective and basic principles of ASC 280-10-50-11. This can be done if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

(a)	the nature of the products and services

(b)	the nature of the production processes

(c)	the type or class of customer for their products and services

(d)	the methods used to distribute their products or provide their services

In connection with the preparation of its financial statements, JBGL evaluated the two operating segments within its Builder Operations line of business and determined that they met the aggregation criteria of ASC 280-10-50-11 based on the list above. Specifically, JBGL’s Texas and Georgia operating segments satisfy each respective requirement above as follows:

The nature of the products and services

The builders in Texas and Georgia both offer diversified products with townhouses, single-family and luxury homes. For the six months ending June 30, 2014 the average selling price per home was approximately $350,000 and $363,000 in Texas and Georgia, respectively. JBGL’s Texas and Georgia operating segments have experienced nearly identical gross margins from 2012 through June 30, 2014 and JBGL expects similar results to persist going forward. During the aforementioned timeframe, gross margins in Texas were 25.4% compared to 25.6% in Georgia. We also refer the Staff to the additional commentary included within the requested quantitative analysis below.

The nature of the production processes

Builder Finance is a conglomeration of builders within either the Atlanta or DFW metropolitan areas. Each of the builders constructs properties within master designed communities and offers a consistent product. Although Georgia is currently larger, since Texas began operations in 2012, the per community data for both Georgia and Texas is similar. From 2012 through June 30, 2014, Texas has had an average of 9 selling communities that have each delivered an average of 39 new homes compared to an average of 16 selling communities in Georgia that have each delivered an average of 43 new homes. We also refer the Staff to the additional commentary included within the requested quantitative analysis below.

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The type or class of customer for their products and services

The demographic characteristics of the DFW and Atlanta markets are very similar. Per the US Census Bureau, from July 1, 2012 to July 1, 2013, DFW and Atlanta are both in the top 10 fastest growing metropolitan areas (DFW #3 and Atlanta #7). In addition, median household income within the communities JBGL is building in Texas and Georgia are also similar with median household income of $92,600 in Texas and $91,900 in Georgia.

The methods used to distribute their products or provide their services

Each of the builders within Builder Finance use similar means to distribute and market their products. The communities they build have models prospective customers can view prior to a purchase. Additionally, in each market real estate agents facilitate the selling process and the closing process is consistent across both markets.

•	Provide us with your key financial measures (including sales, gross margin and operating margin) used in your quantitative analysis for each of the last two fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please provide this information for Texas and Georgia. Please ensure that you show the dollar amount and percentage changes from period to period in your key financial measures.

JBGL has attached 3 exhibits for the Staff’s review.

Exhibit 1 - Per your request, we have presented operations metrics for both Texas and Georgia, including home sales revenue, average selling price per home delivered, gross margins and operating margins, together with an explanation of results. This table begins in 2012 as Georgia began midway through 2011 and Texas midway through 2012.

Exhibit 2 - Expands upon the gross margin calculation for each segment.

Exhibit 3 - Provides additional supporting evidence and presents information regarding orders, backlog, deliveries and community data for both Texas and Georgia.

We refer the Staff to the additional commentary included within the requested quantitative analysis.

In summary, presently Georgia, in terms of size, is larger and more established than Texas but at the community level selling prices, gross margins and deliveries per selling community are very similar. Going forward, JBGL expects growth within Texas to reach a point where revenue, operating margins and deliveries will be equivalent between the two geographies. These facts combined with nearly identical building practices, product mixes, customer demographics and marketing plans further support JBGL’s analysis that Texas and Georgia should be aggregated into one reportable segment.

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Finally, combining builders with similar economic characteristics, albeit in separate geographies, is consistent with industry practice including the disclosures of other publicly traded home builders.

As a result of the foregoing, we respectfully submit to the Staff that the aggregation of Texas and Georgia operations into one reportable segment is appropriate and complies with ASC 280-10-50-11.

2. Acquisitions, page F-52

6.	We note your response to comment 26 and request that you please provide the following:

•	You indicated that the balance sheet net assets were recorded at their historical carrying value as an approximation of fair value. Please tell us how you determined that the historical carrying value of your assets is an approximation of fair value. Please tell us how you determined that the historical carrying value is the price that would be received to sell these assets or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

In connection with each acquisition, JBGL management determined that the historical carrying value of the assets of the acquired company was an approximation of fair value based upon the analyses set forth below.

1.	First, in each case in the time frame between the purchase of the land assets by the acquired companies and the acquisition of such entities by JBGL, the assets did not significantly appreciate since the purchases occurred generally less than 6 months before the acquisition date. In the short period of time between the acquisition of the applicable land assets and the transactions with JBGL, there were minimal contracts entered into with respect to sale of land or houses and no significant improvements or additional entitlements were made on the land.

2.	Second, approximately 50% of the work-in-progress (“WIP”) on the projects of the acquired companies was supplied post-acquisition, which was known within one year of the acquisitions and few of the homes in WIP has specific non-cancellable sales contracts with buyers. JBGL believes that a market participant would not pay an amount in addition to the cost of WIP for homes that were less than 50% complete and generally did not have sales contracts in place. As a result, in accordance with industry practice, JBGL management determined not to write up the value of these assets as a result of a significant amount of the WIP being added in order to complete these projects.

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3.	Third, we note that JBGL was the majority lender to each of the acquired companies at the time of acquisition and as a result had extensive knowledge of both the assets and liabilities of the acquired companies. Additionally, the assets of the acquired companies were comprised almost entirely of land and WIP, which made the fair value analysis a straightforward exercise. Furthermore, JBGL management’s expertise in the industry, the fact that JBGL was actively acquiring lots for its land development segment in each applicable market and geographic area in which the acquired companies participated aided the fair market analysis since JBGL was a market participant.

4.	Finally, the gross profit on the acquired assets was not material to JBGL, and the net income to the controlling interest attributable to the acquired builders through the time the majority of the acquired assets were disposed of was not significant, further demonstrating that these assets and liabilities were fairly valued.

•	You listed several reasons why you did not write-up the value of the net assets acquired. Please tell us how you considered these same reasons in determining whether the carrying value of the net assets was not the fair value of the net assets. Please also tell us what consideration you gave to using appraisals to determine the fair value of the inventory acquired in your acquisitions;

We refer you to the analyses set forth in response to the first bullet of the Staff’s comment above, which we believe also applies to this comment. Based upon JBGL’s internal analysis as described in the response to the first bullet of the Staff’s comment, the impact to the balance sheet and income statement of the acquisitions one year after the acquisition as assets were sold in the ordinary course of business, JBGL’s extensive knowledge of the assets and liabilities of the acquired companies as a result of its position as a lender to such companies and its knowledge of the applicable markets, JBGL determined that in each case an appraisal was not necessary to determine the fair value of the inventory acquired as part of its acquisitions.

•	You indicate that with respect to the non-controlling interest in TPG and CB JENI, the initial non-controlling interest in each entity was determined to be zero. Given that your net assets had value on the date of the acquisition, please tell us how you determined that the non-controlling interest in these net assets were zero. Please also tell us what valuation technique you used to determine that the fair value of the non-controlling interest was zero. Refer to ASC 805-20-30-7;

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With respect to each JBGL acquisition, an amount equal to the net assets of the acquired company (total assets acquired less total liabilities acquired) was paid in cash to the owners of each acquired company at the time of closing. In addition, JBGL expected to finance additional debt to each acquired company in order to fund operations. As each transaction involved a competitive selling process in which each side had direct knowledge of market rates, the net asset amounts were paid in cash and there were no additional intangible assets or goodwill, the non-controlling interest in each case was determined to initially be zero. Additional disclosure has been added to the JBGL financial statements on page F-53 to make these aspects of the acquisitions more clear.

•	You indicate that JBGL management’s analysis determined that the appropriate value for the net assets acquired were their respective carrying values and because it was also determined that there were no intangible assets to recognize, there is no goodwill to allocate to either transaction. Given that goodwill is the excess of the cost of an acquired entity over the net of the amounts assigned to the assets acquired and liabilities assumed, please tell us how you determined that since there were no intangible assets, there would be no goodwill; and

With respect to each acquisition, JBGL conducted a separate analysis with respect to intangible assets and goodwill and determined that there were neither intangible assets nor goodwill in connection with either acquisition. JBGL considered the value of other possible intangibles such as brand names, technological/artistic and other contractual intangibles (collectively “Intangibles”). JBGL determined that these Intangibles were not material to the transactions since, amongst other reasons, the acquired builders were struggling with their liquidity in the marketplace and the true value of their properties were solely based upon their tangible assets acquired.

•	Please disclose the purchase price of each acquisition and tell us how this purchase price was determined. Please tell us what consideration you gave to ASC 805-30-30-7 and 30-8 in measuring the consideration transferred in your business combinations.

JBGL has added disclosure on page F-53 regarding the purchase price of each acquisition.

JBGL management considered both ASC 805-30-30-7 and 30-8 in measuring the consideration transferred for each acquisition. With respect to ASC 805-30-30-7, virtually all of the assets of the acquired companies at the time of acquisition were recently acquired land and other WIP, and recent liabilities. There was little or no cash, other subsidiaries of the acquired companies, contingent considerations, common or preferred equity (other than the net asset price that was paid at acquisition) or warrants or similar instruments. With respect to ASC 805-30-30-8, as detailed above, JBGL management determined that the historical carrying value of all assets and liabilities approximated their respective fair value (which matched the acquisition cost), which therefore led to no goodwill being created. In addition, there were no acquired assets or liabilities that were not on the acquired companies’ balance sheet (such as identifiable intangible assets or goodwill). As a result, JBGL respectfully advises the Staff that it believes that its measurements of the consideration transferred in its business combinations are in accordance with ASC 805-30-30-7 and 30-8.

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Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

The Transactions, page 91

Reasons to Enter into the Transactions, page 96

7.	We note your disclosure on page 97 that the Special Committee considered, among other things, “the fact that the Company’s only material assets as of March 31, 2014 were $10.1 million in cash and cash equivalents and NOLs in the amount of $179.0 million,” and that in considering other potential transactions, the Special Committee considered “. . . the impact on the Company’s NOLs in connection with pursuing such a transaction. . . .” We note discussion in the proxy statement and in the company’s prospectus regarding the potential impact of Internal Revenue Code Section 382 and the company’s NOLs. Please revise your disclosure to further discuss all other material tax consequences, including any other provisions relating to the unavailability of any anticipated tax benefits or deductions under Section 382 or any other section of the Internal Revenue Code. Refer to Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(vii) of the Regulation M-A.

The Company respectfully submits that the proxy statement and prospectus, as currently drafted, satisfy the requirements under Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(vii) of Regulation M-A to disclose “the federal income tax consequences of the transaction, if material”. Although the Company does not expect that Section 382 of the Internal Revenue Code will result in a material federal income tax consequence with respect to the transaction, the Company included a discussion regarding Section 382 in the proxy statement and prospectus in the Risk Factors in the section entitled “Risk Related to Our Tax Asset, Indebtedness and Organizational Structure”, and referred to Section 382 in the sections describing Proposal 7 (Approval of Amendment of the Charter to Preserve Certain Tax Benefits) and Proposal 9 (Approval of 382 Rights Agreement). The Company respectfully advises the Staff that we do not believe that any other section of the Internal Revenue Code presents a material federal income tax consequence with respect to the transaction.

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Please contact the undersigned at (212) 474-1024, or Eric L. Schiele at (212) 474-1788, with any questions or comments you may have regarding the Registration Statement or the Preliminary Proxy Statement.

Very truly yours,

/s/ Craig F. Arcella

Craig F. Arcella

Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copies to:

John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Kamyar Daneshvar

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ernest Greene

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mark L. Zoeller

BioFuel Energy Corp.

1600 Broadway, Suite 1740

Denver, CO 80202

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JBGL Segment Analysis

Exhibit #1

Operating Metrics

	1/1/12 through	Six Months Ended
	6/30/14	June 30,		Increase (decrease)		Year Ended December 31,		Increase (decrease)
TEXAS New Homes Delivered and Home Sales Revenue	TOTAL	2014	2013	Change	%	2013	2012	Change	%
New homes delivered	362	100	96	4	4.2%	208	54	154	285.2%
Home sales revenue ($ in thousands)	99,416	34,993	22,912	12,081	52.7%	52,764	11,659	41,106	352.6%
Average sales price of home delivered	274,629	349,928	238,667	111,261	46.6%	253,675	215,901	37,774	17.5%
Gross Margin $$	25,222	7,843	5,771	2,071	35.9%	15,055	2,325	12,730	547.6%
Gross Margin %	25.4%	22.4%	25.2%	-2.78%	-11.0%	28.5%	19.9%	8.6%	43.1%
Operating Margin $$	7,700	1,483	2,733	-1,250	-45.7%	5,720	497	5,223	1050.2%
Operating Margin %	7.7%	4.2%	11.9%	-7.69%	-64.5%	10.8%	4.3%	6.6%	154.1%

	1/1/12 through	Six Months Ended
	6/30/14	June 30,		Increase (decrease)		Year Ended December 31,		Increase (decrease)
GEORGIA New Homes Delivered and Home Sales Revenue	TOTAL	2014	2013	Change	%	2013	2012	Change	%
New homes delivered	668	192	141	51	36.2%	348	128	220	171.9%
Home sales revenue ($ in thousands)	223,966	69,692	42,047	27,646	65.7%	115,827	38,446	77,380	201.3%
Average sales price of home delivered	335,278	362,981	298,204	64,777	21.7%	332,836	300,362	32,474	10.8%
Gross Margin $$	57,289	18,231	9,786	8,445	86.3%	30,920	8,138	22,782	280.0%
Gross Margin %	25.6%	26.2%	23.3%	2.88%	12.4%	26.7%	21.2%	5.5%	26.1%
Operating Margin $$	35,608	10,234	6,171	4,063	65.8%	19,061	6,313	12,748	201.9%
Operating Margin %	15.9%	14.7%	14.7%	0.0%	0.1%	16.5%	16.4%	0.0%	0.2%

Gross Margin: While over the two and a half year period there has been some small intra-period volatility, due to changes in the specific period product mix, overall homebuilding gross margins are nearly identical. From January 1, 2012 through June 30, 2014 homebuilding gross margin in Texas has been 25.4% and homebuilding gross margin in Georgia has been 25.6%

Home Sales Revenue: The homebuilding segment has had significant growth over the period displayed above in both Texas and Georgia. Georgia began in mid-2011 and Texas began in mid-2012. As Texas began more recently it's growth rate looks outsized due in part to partial year results in 2012.

Average Selling Price ("ASP"): For the six months ended June 30, 2014, the ASP in Texas and Georgia were similar with Georgia at ~363,000 and Texas with ~350,000. JBGL management expects similar trends going forward. As a general trend, the builder operations segment's product mix has shifted towards higher priced single family and luxury homes. That is evident in both Texas and Georgia. The impact is especially profound in Texas as a new building line began in 2013 that focuses on higher priced single family and luxury homes.

Operating Margin: Texas began more recently and in addition had more related start up costs which impacted its operating margins in 2012 and 2013. In 2014, Texas has incurred overhead in preparation for projected growth in 2015. (for example, in exhibit #3 note that Texas backlog has grown from 54 homes at the end of 2013 to 125 homes on June 30, 2014.) In 2015 Texas' operating margins are expected to be substantially similar to Georgia's

JBGL Segment Analysis

Exhibit #2

Gross Margin Analysis

	1/1/12 through		Six months ended June		Year ended December 31,		Year ended December 31,
TEXAS Homebuilding ($ in thousands)	6/30/14 TOTAL	%	30, 2014%		2013	%	2012	%
Home sales revenue	$99,416	100.0%	$34,993	100%	52,764	100%	11,659	100%
Cost of home sales	$74,194	74.6%	$27,150	78%	37,710	71%	9,334	80%
Homebuilding gross margin	$25,222	25.4%	$7,843	22%	$15,055	29%	$2,325	20%

	1/1/12 through		Six months ended June
GEORGIA Homebuilding ($ in thousands)	6/30/14 TOTAL	%	30, 2014%		31-Dec-13%		31-Dec-12%
Home sales revenue	$223,966	100.0%	$69,692	100%	$115,827	100%	$38,446	100%
Cost of home sales	$166,677	74.4%	$51,462	74%	$84,907	73%	$30,308	79%
Homebuilding gross margin	$57,289	25.6%	$18,231	26%	$30,920	27%	$8,138	21%

Gross Margin: While over the two and a half year period there has been some small intra-period volatility, due to changes in the specific period product mix, overall homebuilding gross margins are nearly identical. From January 1, 2012 through June 30, 2014 homebuilding gross margin in Texas has been 25.4% and homebuilding gross margin in Georgia has been 25.6%

JBGL Segment Analysis

Exhibit #3

Other Data

	1/1/12
	through	Six Months Ended
	6/30/14	June 30,		Increase (decrease)		Year Ended December 31,		Increase (decrease)
TEXAS New Home Orders, Deliveries and Backlog	TOTAL	2014	2013	Change	%	2013	2012	Change	%
Net new home orders	469	146	155	-9	-6%	203	120	83	69%
Backlog ($ in thousands)	na	44,416	18,392	26,024	141%	18,408	10,445	7,963	76%
Backlog (units)	na	125	76	49	64%	54	45	9	20%
New homes delivered	362	100	96	4	4%	208	54	154	285%
Average # of selling communities	9	9	9	0	0%	12	7	5	71%
Deliveries per average selling community	39	11	11	0	4%	17	8	10	125%

	1/1/12
	through	Six Months Ended
	6/30/14	June 30,		Increase (decrease)		Year Ended December 31,		Increase (decrease)
GEORGIA New Home Orders, Deliveries and Backlog	TOTAL	2014	2013	Change	%	2013	2012	Change	%
Net new home orders	857	179	274	-95	-35%	441	237	204	86%
Backlog ($ in thousands)	na	34,429	57,881	-23,452	-41%	40,226	15,055	25,171	167%
Backlog (units)	na	115	176	-61	-35%	128	46	82	178%
New homes delivered	668	192	141	51	36%	348	128	220	172%
Average # of selling communities	16	16	17	-1	-6%	17	14	3	21%
Deliveries per average selling community	43	12	8	4	45%	20	9	11	124%

Net new home orders and backlog: As described within exhibit #1, JBGL expects significant growth in Texas into 2015 and has begun ramping up operations in preparation for that growth, which is currently evident within the Texas backlog. In Georgia, 2013 orders were greater than expected. In 2014 as orders began to normalize, the backlog began to decrease.

New homes delivered: With the expected Texas growth it is expected to have similar homes delivered as Georgia going forward.

Deliveries per average selling community: Georgia began a year before Texas. Therefore, JBGL believes the correct way to compare the data is to look at deliveries by community. On average, from 2012 through June 30, 2014, average deliveries per selling community have been relatively consistent with the main difference being attributable to outsized 2013 orders in Georgia.